                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             -----------------------

                                    FORM 11-K

                                  ANNUAL REPORT

                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(MARK ONE):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED EFFECTIVE OCTOBER 7, 1996]
     FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
     FOR THE TRANSITION PERIOD FROM ___________ TO ____________


                         COMMISSION FILE NUMBER 1-10269

                                 ALLERGAN, INC.
                           SAVINGS AND INVESTMENT PLAN
                            (Full title of the plan)

                                 ALLERGAN, INC.
                                2525 DUPONT DRIVE
                            IRVINE, CALIFORNIA 92612

                     (Name of issuer of the securities held
                   pursuant to the plan and the address of its
                          principal executive office.)

     4.   ERISA Financial Statements and Schedules and Exhibits:

          (a)  Financial Statements and Schedules:

               Independent Auditors' Report of KPMG LLP on the Statements of Net Assets Available for Plan Benefits as of December 31, 2001 and 2000 and the related Statement of Changes in Net Assets Available for Plan Benefits for the Year Ended December 31, 2001 - Allergan, Inc. Savings and Investment Plan.

               Statements of Net Assets Available for Plan Benefits as of December 31, 2001 and 2000 - Allergan, Inc. Savings and Investment Plan.

               Statement of Changes in Net Assets Available for Plan Benefits for the Year Ended December 31, 2001- Allergan, Inc. Savings and Investment Plan.

               Notes to Financial Statements - Allergan, Inc. Savings and Investment Plan.

               Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
               - Allergan, Inc. Savings and Investment Plan.

          (b)  Exhibits

               Exhibit 23 - Consent of KPMG LLP

                                   SIGNATURES

     THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                       ALLERGAN, INC. SAVINGS
                                       AND INVESTMENT PLAN


Date: June 28, 2002                    BY: /s/ ERIC K. BRANDT
      -------------                        -------------------------------------
                                               Eric K. Brandt
                                               Allergan, Inc. Corporate Benefits
                                               Committee (formerly known as
                                               Management Plan Committee)

                                 ALLERGAN, INC.
                           SAVINGS AND INVESTMENT PLAN

                              Financial Statements

                           December 31, 2001 and 2000

                   (With Independent Auditors' Report Thereon)

                                 ALLERGAN, INC.
                           SAVINGS AND INVESTMENT PLAN


            INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULE




                                                                                                     PAGE

Independent Auditors' Report                                                                           1

Financial Statements:
     Statements of Net Assets Available for Plan Benefits - December 31, 2001 and 2000                 2
     Statement of Changes in Net Assets Available for Plan Benefits - Year ended December 31,
        2001                                                                                           3

Notes to Financial Statements                                                                          4

SUPPLEMENTARY SCHEDULE

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)                                        10


Other schedules are omitted because they are not required or are not applicable based on disclosure requirements of the Employee Retirement Income Security Act of 1974 and regulations issued by the Department of Labor.

                          INDEPENDENT AUDITORS' REPORT



The Corporate Benefits Committee
Allergan, Inc.:


We have audited the financial statements of the Allergan, Inc. Savings and Investment Plan (the Plan) as of December 31, 2001 and 2000 and for the year ended December 31, 2001 as listed in the accompanying index. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000 and the changes in net assets available for plan benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of the Allergan, Inc. Savings and Investment Plan as listed in the accompanying index is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                       /s/ KPMG LLP

Orange County, California
June 21, 2002

                                 ALLERGAN, INC.
                           SAVINGS AND INVESTMENT PLAN
              Statements of Net Assets Available for Plan Benefits
                           December 31, 2001 and 2000


                                                                       2001             2000
                                                                  ------------     ------------
Assets:
     Investments, at fair value:
        Common stock, common/collective trusts, mutual funds,
           and participant loans                                  $270,641,327     $318,770,512
     Interest bearing cash and cash equivalents                        199,245          294,440
     Accrued interest and dividends                                    145,246          143,789
                                                                  ------------     ------------
                 Total assets                                      270,985,818      319,208,741
                                                                  ------------     ------------
                 Net assets available for plan benefits           $270,985,818     $319,208,741
                                                                  ============     ============

See accompanying notes to financial statements.

                                 ALLERGAN, INC.
                           SAVINGS AND INVESTMENT PLAN
         Statement of Changes in Net Assets Available for Plan Benefits
                          Year ended December 31, 2001


Additions (reductions) to plan assets attributed to:
     Net appreciation (depreciation) in fair value of investments       $ (51,349,942)
     Interest                                                               1,976,209
     Dividends                                                              1,833,956
                                                                        -------------
                 Total investment income (loss)                           (47,539,777)
                                                                        -------------
     Contributions:
        Employer - Company match                                            3,983,275
        Rollover contributions                                              1,803,024
        Employees:
           Before tax                                                      13,698,899
           After tax                                                        1,168,099
                                                                        -------------
                 Total contributions                                       20,653,297
                                                                        -------------
     Transfers from the Allergan Employee Stock Ownership Plan                473,566
                                                                        -------------
                 Total additions (reductions)                             (26,412,914)
                                                                        -------------
Deductions from plan assets attributed to:
     Withdrawals and distributions                                        (21,785,383)
     Administrative expenses                                                  (24,626)
                                                                        -------------
                 Total deductions                                         (21,810,009)
                                                                        -------------
                 Decrease in net assets available for plan benefits       (48,222,923)
Net assets available for plan benefits:
     Beginning of year                                                    319,208,741
                                                                        -------------
     End of year                                                        $ 270,985,818
                                                                        =============

See accompanying notes to financial statements.

                                 ALLERGAN, INC.
                           SAVINGS AND INVESTMENT PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000



(1)      DESCRIPTION OF THE PLAN

         The following description of the Allergan, Inc. Savings and Investment Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

         (a)      GENERAL

                  The Plan is a defined contribution plan sponsored by Allergan, Inc. (the Company). The Plan was established on July 27, 1989. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is qualified under Section 401(a) and (k) of the Internal Revenue Code (Code) of 1986.

                  Under terms of the Plan, eligible United States employees may voluntarily elect to contribute:

                  1. Before-tax dollars up to the lesser of 20% of their defined compensation or $10,500 for the year ended December 31, 2001 under the provision 401(k) and 402(g) of the Code or,

                  2. After-tax dollars up to 20% of their defined compensation, when aggregated with before-tax contributions, under provision 401(a) and 401(m) of the IRC or,

                  3. Any combination of the above two elections; however, the total annual additions (participant contributions, company contributions, and allocated forfeitures) cannot exceed the lesser of 25% of the participant's defined compensation or $35,000 under section 415(c) of the Code.

                  Under terms of the Plan, eligible Puerto Rico employees may voluntarily elect to contribute:

                  1. Before-tax dollars up to the lesser of 10% of their defined compensation or $8,000 for the year ended December 31, 2001 under provision 165(e) of the Puerto Rico Income Tax Act or,

                  2. After-tax dollars up to 15% of their defined compensation, when aggregated with before-tax contributions, under Puerto Rico Code or,

                  3. Any combination of the above two elections; however, the total annual additions (participant contributions, company contributions, and allocated forfeitures) cannot exceed the lesser of 25% of the participant's defined compensation or $35,000.

         (b)      CONTRIBUTIONS

                  For domestic employees, the Company contributes an amount equal to 75% of each employee's contribution on the first 2% of defined compensation, 50% of each employee's contribution on the next 1% of defined compensation, and 25% of each employee's contribution on the next 2% of defined compensation.

                  For Puerto Rico employees, the Company contributes an amount equal to 75% of each employee's contribution on the first 2% of defined compensation, 50% of each employee's contribution on the next 2% of defined compensation, and 25% of each employee's contribution on the next 2% of defined compensation.

                                 ALLERGAN, INC.
                           SAVINGS AND INVESTMENT PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000


                  Certain limitations imposed by the Internal Revenue Code may have the effect of reducing the level of contributions initially selected by participants who come within the classification of "highly compensated employees" as defined in the Code.

                  Participant contributions are invested in the Allergan, Inc. Common Stock Fund, American Century Stable Asset Fund, INVESCO Balanced Fund, American Century Income and Growth Fund, J.P. Morgan SmartIndex Fund, American Century Ultra Fund, American Funds New Perspective Fund, American Century International Growth Fund, and Franklin Small Cap Growth A Fund, or any combination of the nine funds at the employee's discretion. Company contributions consist of Allergan, Inc. common stock which is invested in the Allergan, Inc. Common Stock Fund. Effective June 1, 2002, participants can elect to diversify Company contributions into the other investment options.

         (c)      INVESTMENT OPTIONS

                  Participants have the right to elect investment options upon enrollment or re-enrollment into the Plan. Additionally, participants may elect to change their investment options and transfer their account balances among the different investment funds.


         (d)      PARTICIPANT ACCOUNTS

                  Each participant's account is charged for the participant's withdrawals and credited for the participant's contributions, employer contributions, and an allocation of fund earnings. The earnings of each of the funds are allocated daily to the individual accounts of participants based on their relative interest in the fair value of the assets held in each fund, except for dividends and unrealized appreciation (depreciation) on the common stock of Allergan, Inc., which is allocated based upon the number of shares held in the individual accounts of participants.

         (e)      PARTICIPANT LOANS RECEIVABLE

                  Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1-5 years or up to 30 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at prime plus 1% as determined on the date of the loan application. The interest rate is fixed for the term of the loan. Principal and interest is paid through payroll deductions each pay period.

         (f)      VESTING AND FORFEITURES

                  Employee contributions are fully vested at all times. Participants forfeit their share of employer contributions if they withdraw their employee contributions after having completed less than three years of service with the Company. Forfeitures are used by the Company to offset future contribution requirements. In 2001, forfeitures totaled $417,123.

         (g)      WITHDRAWALS

                  Participants may withdraw employee "after-tax" contributions during employment. However, except for financial hardship or emergency (as defined in the Plan), even participants who are fully vested are not eligible to withdraw any portion of employer contributions credited to them within the prior two-year period, although such contributions may be withdrawn at a later date. Withdrawals of employee "after-tax" contributions and employer contributions during employment may cause the employee to become ineligible to receive Company matching contributions and be suspended from contributing to the Plan for a period of six months following the withdrawal.

                                 ALLERGAN, INC.
                           SAVINGS AND INVESTMENT PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000



                  Prior to age 59 1/2, employee "before-tax" contributions may be withdrawn in the event of financial hardship, and after the withdrawal of the value of employee "after-tax" contributions and employer contributions. Hardship withdrawals cause the employee to become ineligible to contribute to the Plan for a period of twelve months following the withdrawal.

                  Participants become entitled to payment of the total value of their accounts at the time of termination (if fully vested), attainment of age 62, permanent and total disability, or death. After death, payment is in the form of a lump sum; otherwise, under certain circumstances set forth in the Plan, the participant may elect to receive the distribution in a lump sum (in cash or in cash and common stock of Allergan, Inc.) or may elect annuity payments. If an extended payment option is selected and the participant's account value is $5,000 or more, participants may postpone their withdrawal until as late as attaining age 70 1/2.

         (h)      CONTINUATION OF THE PLAN

                  The Company anticipates and believes the Plan will continue without interruption but reserves the right to discontinue the Plan. If the Plan is terminated by the Company, the accounts of all affected participants shall become 100% vested and nonforfeitable without regard to the years of service of such participants.

(2)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         (a)      BASIS OF PRESENTATION

                  The accompanying financial statements have been prepared on the accrual basis of accounting. The net assets of the Plan are allocated entirely to individual participant accounts. The preparation of financial statements requires the use of plan administrator estimates.

         (b)      INVESTMENTS

                  Investments are stated at fair value. The fair value of Allergan, Inc. common stock is based upon quotations obtained from the New York Stock Exchange. The fair values of the INVESCO Balanced Fund, American Century Income and Growth Fund, J.P. Morgan SmartIndex Fund, American Century Ultra Fund, American Funds New Perspective Fund, American Century International Growth Fund, and Franklin Small Cap Growth A Fund are based upon quotations obtained from the National Association of Security Dealers Automated Quotations (NASDAQ). The fair value of the American Century Stable Asset Fund is based upon the net asset value reported by the fund. Participant loans are valued at cost, which approximates fair value.

                  Purchases and sales of investments are reflected on the trade-date basis. Dividend income is recorded on the ex-dividend date.

                  The Plan presents in the statement of changes in net assets available for plan benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

                                 ALLERGAN, INC.
                           SAVINGS AND INVESTMENT PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000


         (c)      INTEREST BEARING CASH AND CASH EQUIVALENTS

                  Interest bearing cash and cash equivalents represent amounts invested in UMB Scout Prime R, which consists of highly liquid short-term investments.

         (d)      ADMINISTRATIVE EXPENSES

                  Expenses incurred in the administration and operation of the Plan are paid by the Plan with forfeitures and dividends. Certain administrative expenses of the Plan are paid by the Company.

         (e)      RECLASSIFICATIONS

                  Certain prior period amounts have been reclassified to conform to the 2001 presentation.

(3)      INVESTMENTS

         The following tables present the fair values of investments.


                                                                              2001
                                                                              ----
                                                               NUMBER OF SHARES,
                                                                   UNITS, OR
                                                              PRINCIPAL AMOUNTS       FAIR VALUE
                                                              -----------------       ----------
    Common stock:
        Allergan, Inc.*                                              847,484         $ 63,599,904
        Allergan, Inc.* **                                           872,262           65,467,886
                                                                                     ------------
                  Total common stock                                                 $129,067,790
                                                                                     ============

    Common/collective trusts:
        American Century Stable Asset Fund*                       31,814,816         $ 31,814,816
                                                                  ==========         ============
    Mutual funds:
        INVESCO Balanced Fund*                                     1,668,647         $ 24,412,619
        American Century Income and Growth Fund*                   1,307,118           35,749,689
        J.P. Morgan SmartIndex Fund                                  131,874            1,797,442
        American Century Ultra Fund *                                740,316           20,462,346
        American Funds New Perspective Fund*                         727,332           15,775,834
        American Century International Growth Fund                   209,936            1,673,188
        Franklin Small Cap Growth A Fund                             142,431            4,439,578
                                                                                     ------------
                  Total mutual funds                                                 $104,310,696
                                                                                     ============


*  Investments represent 5% or more of the Plan's net assets.
** Nonparticipant directed investments.

                                 ALLERGAN, INC.
                           SAVINGS AND INVESTMENT PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000


                                                                                                2000
                                                                                                ----
                                                                                   NUMBER OF
                                                                                 SHARES, UNITS,
                                                                                  OR PRINCIPAL
                                                                                    AMOUNTS          FAIR VALUE
                                                                                    -------          ----------
                  Common stock:
                      Allergan, Inc.*                                                 834,319       $ 80,739,706
                      Allergan, Inc.* **                                              891,344         86,326,906
                                                                                                    ------------
                                Total common stock                                                  $167,066,612
                                                                                                    ============
                  Common/collective trusts:
                      American Century Stable Asset Fund*
                                                                                   28,571,299       $ 28,571,299
                                                                                   ==========       ============
                  Mutual funds:
                      INVESCO Balanced Fund*                                        1,730,291       $ 29,172,706
                      American Century Income and Growth Fund*                      1,313,759         39,662,375
                      J.P. Morgan SmartIndex Fund                                      65,667          1,026,376
                      American Century Ultra Fund *                                   772,455         25,004,353
                      American Funds New Perspective Fund*                            716,011         17,220,060
                      American Century International Growth Fund                      167,062          1,825,987
                      Franklin Small Cap Growth A Fund                                117,239          4,611,003
                                                                                                    ------------
                                Total mutual funds                                                  $118,522,860
                                                                                                    ============


         * Investments represent 5% or more of the Plan's net assets. ** Nonparticipant directed investments.

(4)      NONPARTICIPANT DIRECTED INVESTMENTS

         Information about the significant components of the changes in net assets relating to the nonparticipant directed investments for the year ended December 31, 2001 is as follows:

                                                            2001
                                                      -----------------
                  Changes in Net Assets:
                    Contributions                        $  3,971,125
                    Dividends                                320,640
                    Net appreciation (depreciation)      (21,454,465)
                    Transfers to participant
                      directed investments                (2,506,641)
                    Distributions                         (1,189,685)
                                                      -----------------
                                                        $(20,859,020)
                                                      =================

(5)      FEDERAL INCOME TAXES

         The Plan obtained its latest determination letter on September 24, 1999 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

         Employer contributions and dividends, interest, capital gains, or other distributions with respect to assets held by the trustee are not taxable to the employee until withdrawn from the Plan.

(6)      OUTSTANDING COMMITMENTS TO PARTICIPANTS

         At December 31, 2001 and 2000, the Plan had not been requested to pay withdrawals and distributions to terminated and withdrawing participants.

                                 ALLERGAN, INC.
                           Savings and Investment Plan

                          Notes to Financial Statements

                           December 31, 2001 and 2000



(7)      EMPLOYEE STOCK OWNERSHIP PLAN TRANSFERS

         In accordance with the Internal Revenue Code Section 401(a)(28)(B), participants in an Employee Stock Ownership Plan (ESOP) are eligible to diversify a portion of their balance if they are 55 years of age or older and have been a participant of the Plan for at least 10 years. During the first five years of eligibility, participants may direct up to 25% of their ESOP balance into the various investment options offered in the Savings and Investment Plan. In the sixth year of eligibility, participants may direct up to 50% of their ESOP balance into the various options offered in the Savings and Investment Plan. In the current year, there were $473,566 in transfers from the ESOP to the Savings and Investment Plan.

(8)      SUBSEQUENT EVENT

         In January 2002, Allergan, Inc. announced that its board of directors approved the separation of its pharmaceutical and optical medical device business into two independent companies by spinning off the ophthalmic surgical and contact lens care businesses into a new entity called Advanced Medical Optics, Inc. (AMO). In connection with the spin off, the assets and liabilities of former participants in the Plan will be transferred to the Advanced Medical Optics, Inc. 401(k) Plan. AMO employees will not be eligible thereafter to make contributions to the Plan.

                                                                        SCHEDULE

                                 ALLERGAN, INC.
                           SAVINGS AND INVESTMENT PLAN

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                December 31, 2001

                                              DESCRIPTION OF INVESTMENT
                                          INCLUDING MATURITY DATE, RATE OF
  IDENTITY OF ISSUE, BORROWER,            INTEREST, COLLATERAL, PAR, OR
    LESSOR, OR SIMILAR PARTY                      MATURITY VALUE                             FAIR VALUE
    ------------------------                      --------------                             ----------
*Allergan, Inc.                           Common Stock 1,719,746 shares                     $129,067,790
*American Century Stable Asset
     Fund                                 Common/collective trust 31,814,816 units            31,814,816
INVESCO Balanced Fund                     Mutual Fund 1,668,647 units                         24,412,619
*American Century Income
     and Growth Fund                      Mutual Fund 1,307,118 units                         35,749,689
*J.P. Morgan SmartIndex Fund              Mutual Fund 131,874 units                            1,797,442
*American Century Ultra Fund              Mutual Fund 740,316 units                           20,462,346
American Funds New Perspective
     Fund                                 Mutual Fund 727,332 units                           15,775,834
*American Century International
     Growth Fund                          Mutual Fund 209,936 units                            1,673,188
Franklin Small Cap Growth A Fund          Mutual Fund 142,431 units                            4,439,578
Participants loans                        702 loans with interest rates
                                              ranging from 5.75% to 10.50%                     5,448,025
                                                                                            ------------
                                                             Total                          $270,641,327
                                                                                            ============
*UMB Scout Prime R                        Money Market 199,245 units                        $    199,245



*  Denotes a party in interest.

See accompanying independent auditors' report.

                                 EXHIBIT INDEX

Exhibit
Number                   Description of Exhibits
-------                  -----------------------

23                Consent of KPMG LLP Independent Auditors